Flag Investors Series Funds, Inc. NSAR

Item 77C(a) and (c): Registrant incorporates by references Registrant's Proxy Statement dated May 31, 2001 filed on May 30, 2001 (Accession No. 0000950116-01-500296).

Item 77( c): the following is the matter proposed to shareholders and the shareholder votes cast:

Proposal: The vote of the Shareholders upon the resolution to approve a proposed Agreement and Plan of Reorganization providing for the transfer of all the assets and scheduled liabilities of the Flag Investors Series Funds, Inc. International Equity Fund (the "Fund") in exchange for shares of beneficial interest of the International Equity (the "IEF Fund"), a series of BT Investment Funds, and the distribution of IEF Fund shares to shareholders of the Fund was as follows:

FOR 313,069 votes

AGAINST 915 votes

ABSTAIN 302,302 votes